

November 2, 2007

<u>Via US Mail and Facsimile</u>

<u>Via Fax & U.S. Mail</u>

Mr. Bruce A. Klein
Chief Financial Officer
Clarcor, Inc.
840 Crescent Centre Drive
Suite 600
Franklin, Tennessee 37067

> **Re: Clarcor, Inc.**
> **Form 10-K for the year ended December 2, 2006**
> **File No. 001-11024**

Dear Mr. Klein

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief